UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-41883

ROMA GREEN FINANCE LIMITED

(Exact name of registrant as specified in its charter)

Flat 605, 6/F., Tai Tong Building,

8 Fleming Road,

Wanchai, Hong Kong

(Address of principal executive offices)

(Name, Telephone, email and/or fax number and address of Company Contact Person)

Indicate by check mark whether the registrant file or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒

Form 40-F	☐

Announcement of Share Repurchase Program

On March 30, 2026, the board of directors (the “Board”) of Roma Green Finance Limited (the “Company”) authorized a share repurchase program (the “Share Repurchase Program”), under which the Company is authorized to repurchase up to US$100.0 million of its outstanding Class A ordinary shares. The Share Repurchase Program will remain in effect until December 31, 2028, unless earlier modified, suspended, or terminated by the Board.

Subject to sufficiency of capital, reserves and/or profits available for distribution, the Company intends to repurchase its issued Class A ordinary shares, from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations, at the Company’s discretion, in accordance with applicable U.S. federal securities laws, including Rule 10b-18 under the Securities Exchange Act of 1934, as amended, and, where applicable, pursuant to plans adopted under Rule 10b5-1.

As of the date of this announcement, the Company has not adopted any specific trading plan under Rule 10b5-1, and any such plan, if adopted, will be established in compliance with applicable SEC rules and will be disclosed as required.

The price which the Company will pay for any such shares will be the prevailing market price at the time of acquisition, subject to certain limitations imposed by applicable securities laws. All shares repurchased pursuant to the Share Repurchase Program will be held as treasury share or cancelled, in each case in accordance with the Company’s then effective articles of association and applicable law.

The authorization does not obligate the Company to repurchase any specific number of Class A ordinary shares. The actual timing, manner, number, and value of shares repurchased will depend on a variety of factors, including but not limited to market conditions, stock price, trading volume, and the Company’s liquidity and capital allocation priorities. The Board will review the Share Repurchase Program periodically and may authorize adjustment of its terms and size, or suspend or discontinue the Share Repurchase Program at any time without prior notice. Depending on the Company’s current cash reserves and cash flow, the Company expects to fund the repurchases out of its existing cash balance.

Issuance of Press Release

On March 30, 2026, the Company issued a press release regarding the Share Repurchase Program. A copy of the press release is filed as an exhibit to this Form 6-K as Exhibit 99.1

This Report on Form 6-K shall not constitute or form a part of an offer to sell or a solicitation of an offer to purchase, or the solicitation to sell, any securities of the Company.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release issued on March 30, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, on March 30, 2026.

ROMA GREEN FINANCE LIMITED

By:	/s/ Luk Huen Ling Claire
Name:	Luk Huen Ling Claire
Title:	Chairlady, Executive Director and Chief Executive Officer